ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017
(amounts expressed in U.S. dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year-end date was June 30, 2017 and in fiscal 2016 the closest Friday to June 30 fell on July 1, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) Financial instruments -

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. The Company classifies cash and due from/to affiliates as HFT.

(ii) HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Currently the Company has no HTM financial instruments.

(iii) Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Currently, the Company has no financial instruments classified as loans and receivables.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are measured at fair value. Currently, the Company has no AFS financial instruments.

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)   Income taxes -

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e)   Foreign currency translation -

Portions of the Company's balances are denominated in foreign currencies. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the statement of financial condition date.

(f)   Measurement uncertainty -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

(g) **Recent accounting pronouncements -**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. In March 2016, the FASB issued ASU No. 2016-08 Revenue from Contracts with Customers (Topic 606) – Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"). ASU 2016-08 requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principle or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. In May 2016, the FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606) Narrow-Scope Improvements and Practical Expedients ("ASU 2016-12"). ASU 2016-12 provides for improvements and practical expedients for specific areas of Topic 606. In April 2016, the FASB issued ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing ("ASU 2016-10"). ASU 2016-10 provides for clarification of two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance.

ASU's 2016-12, 2016-10 and 2016-08 allow for companies to choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings (deficit) of the annual reporting period that includes the date of initial application (modified retrospective application). Each guidance is effective for annual reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently in the process of evaluating these guidance updates.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), which requires entities to present deferred tax assets and liabilities as non-current in a classified balance sheet. Entities are permitted to apply ASU 2015-17 prospectively or retrospectively. The new standard is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The Company has adopted this standard in the current fiscal period which required no retroactive change.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities ("ASU 2016-01"). ASU 2016-01 requires all financial assets and liabilities not accounted for under the equity method to be measured at fair value with the changes in fair value recognized in net income. The amendments in this update also require an entity to separately present in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update supersede the requirement to disclose the methods and significant assumptions used in calculation of fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for entities that are not public business entities. The guidance is effective for annual periods beginning after December 15, 2018. Early adoption is not permitted except for the comprehensive income presentation requirement, and the updated guidance requires a prospective application with a cumulative-effect adjustment to the statement of financial position as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this new guidance.

(g)   Recent accounting pronouncements – *(continued)*

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments ("ASU 2016-13), an ASU amending the impairment model for most financial assets and certain other instruments. ASU 2016-13 is effective for reporting periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018. ASU 2016-13 must be adopted using a modified-retrospective approach. The Company does not expect adoption to have a material impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash. The new guidance requires that the reconciliation of the beginning-of-period and end-of-period amounts shown in the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash is presented separately from cash and cash equivalents on the balance sheet, companies will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the balance sheet. Companies will also need to disclose information about the nature of the restrictions. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company does not expect adoption to have a material impact on its financial statements.

3.   **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

		2017		2016
Held for trading, measured at fair value:				
Assets				
Cash	$	**511,361**	$	794,374
Due from affiliates	$	**815**	$	14,726
Liabilities				
Due to affiliates	$	**67,227**	$	110,348
Financial liabilities, measured at amortized cost:				
Amounts payable and accrued liabilities	$	**69,751**	$	67,460

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes cash measured at fair value to be Level 1 and due from/to affiliates to be Level 3.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution.

4.   **RELATED PARTY BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. At June 30, 2017, the Company has a net amount payable to EYOCF of $67,227 ($100,348 at July 1, 2016) and an amount payable to Ernst & Young LLP United States of $nil ($10,000 at July 1, 2016) and such amounts are included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company uses staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. Accrued income receivable for the invoices not yet billed to the individual Member Firms at June 30, 2017 amounts to $268,590 (2016 - $nil). At June 30, 2017, the Company has an amount receivable from Member Firms of $815 ($14,726 at July 1, 2016), and such amount is included under "Due from affiliates".

The balances above are receivable and payable on demand and have arisen from the provision of services.

5.   **INCOME TAXES**

The Company has loss carryforwards of $91,071 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending June 30, 2033	$	49,100
2034		41,971
	$	91,071

At June 30, 2017 the Company had deferred tax assets in relation to non-capital loss carryforwards of $24,134 ($32,103 as at July 1, 2016).

6.   **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares of which 738,373 are issued and outstanding.

7.   **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 30, 2017, the Company had net capital of $374,383 (2016 - $616,566), which exceeded minimum net capital requirements by $124,383 (2016 - $366,566).